FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month August, 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Intimation to Stock Exchanges regarding change of Company Directorate

2.	Press Release dated August 16, 2005 regarding International Bandwidth Tariff reduction by VSNL.

3.	Press Release dated August 16, 2005 regarding signing of the Shareholders’ Agreement between the partners of the Second Network Operator in South Africa

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By :	/s/ Rishabh Aditya
Name :	Rishabh Aditya
Title :	Deputy Company Secretary

Date: August 16, 2005

EXHIBIT 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11589

10 August 2005

Sir,

Sub : Change in Company’s Directorate – Resignation of Director

Pursuant to clause 30 of the listing agreement with Indian Stock Exchanges please be informed that Mr. Rakesh Kumar has resigned from the post of Director of VSNL and ceases to be Director with effect from 10 August 2005.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072
2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.
3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.
4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.
5)	Sharepro Services. Fax No. 2837 5646
6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016
7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.
8)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1934.

EXHIBIT 2

PRESS RELEASE

VSNL slashes International Bandwidth Tariffs

•	Cuts tariffs by upto 45% on Independence Day

•	Drops International Bandwidth Prices by 84% in four years

Mumbai, August 16th, 2005: Continuing on the roadmap chalked out in 2002 for rationalizing international bandwidth tariffs, VSNL announced another round of aggressive tariff cuts on August 15th, 2005. The latest round of tariff rationalization slashes bandwidth tariffs by upto 45% on the Tata Indicom Cable.

With VSNL’s sixth tariff cut in the last four years, prices of half circuit international private lines (IPLC) have come down from Rs. 40 Lakh in 2001 to Rs 11 Lakh for E1 (2 Mbps), from Rs. 725 Lakh to Rs. 114 Lakh for DS3 (45 Mbps) and from Rs 2100 Lakh to Rs. 330 Lakh for STM-1 (155Mbps). These prices are for restorable capacities between India and USA.

VSNL’s recent initiatives of building the Tata Indicom Cable and completing the TGN acquisition have provided VSNL with greater control on international bandwidth cost components. VSNL had already reduced prices by about 48% on the Tata Indicom Cable in the six months since the cable was put into service. VSNL is committed to consistently enhance the quality of its customer offerings and rationalize tariffs.

VSNL pioneered the availability of international bandwidth in India by participating in undersea cable consortium networks. Over the last ten years, VSNL has participated in the construction of several undersea cable networks into India. In late 2003, VSNL embarked upon its first undersea cable between India and Singapore, which was completed in a record time of ten months. Further, in July 2005 VSNL completed the acquisition of TGN, the world’s most advanced submarine cable system. The Tata Indicom Cable and the TGN acquisition have enabled VSNL to make aggressive tariff offerings.

VSNL operates nearly 340 GBPS of undersea cable capacities landing in India. The total undersea cable network of VSNL spans over 60,000 km across four continents and is amongst the largest cable networks in the world.

About VSNL

Videsh Sanchar Nigam Limited (VSNL) is a leading provider of International Telecommunications Services. VSNL is India’s largest player in International Long Distance services and has a strong pan-India domestic Long Distance presence. VSNL is also a leading player in the Corporate Data Market in India today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. VSNL has a strong infrastructure base that covers multiple submarine cable systems, switching gateways, IP PoPs and earth stations.

With its recent acquisition of Tyco’s global submarine network, VSNL provides seamless connectivity across the globe to carriers and enterprises. VSNL has over 30 Points of Presence in 12 countries in North America, Europe and Asia. VSNL also has business operations in Sri Lanka and Nepal and is soon entering South Africa.

In India, VSNL is rapidly growing its retail presence under the Tata Indicom brand through its products like high-speed broadband, dial-up Internet and net telephony.

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Forward-looking and cautionary statements:

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

MEDIA CONTACT:
S Ravindran	Gaurav Wahi
Videsh Sanchar Nigam Limited	Vaishnavi Corporate Communications
91-22-56591216 / 9223306610	91-22- 9223302179 / 9821416950
ravindran.s@vsnl.co.in	gaurav@vccpl.com

EXHIBIT 3

Press Release

SNO Partners Sign Shareholders Agreement

On Monday 15th August, the partners in the country’s second fixed line operator (the “SNO”) made history when they signed the Shareholder’s Agreement, a major milestone on the part of the Shareholders in their task of setting up the long-awaited SNO. Earlier this year, in February, the Minister of Communications completed the selection of shareholders for the SNO in announcing that the Tata/VSNL Consortium from India would be the controlling stakeholder in the Strategic Equity Partner Company (SEPCO), which in turn has a 51% stake in the SNO. Since then the Shareholders have, as required by the Minister, completed a Business Plan for the SNO and finalised the Shareholders Agreement.

A Steering Committee comprising senior representatives from the SNO shareholders has been working on the documents which are now under submission to ICASA. It is anticipated that ICASA would shortly engage the SNO in determining the terms of the license and that this process will speedily culminate in the issuance of the license.

The launch of the SNO is yet another major milestone in the liberalisation of the South African Communications Industry. The Second National Operator will hold a Public Switched Telecommunication Service (PSTS) licence, as stipulated in the Telecommunication Act of 1996, as amended in 2001. The said license would allow the SNO to offer a wide range of telecommunications services, equivalent in scope to the incumbent carrier, including voice, data, and limited-mobility access. The business launch for the SNO is expected to take place within a period of about six to nine months from award of the licence.

The Shareholders

The SNO shareholders are proof of the ideal of strength in diversity and bring with them an impressive complement of core telecommunication skills, international experience and local know how necessary to establish a strong telecom operator in the South African market. Each partner brings its own particular strength to the SNO.

Tata/VSNL

The Tata Group is India’s best-known industrial group with an estimated turnover of around US $ 17 billion (equivalent to 2.6 % of India’s GDP). Known for its strong adherence to business ethics, it is India’s most respected private business group. With more than 220,000 employees across 91 major companies, it is also India’s largest employer in the private sector. The business operations of the Tata Group currently encompass seven business sectors – Engineering, Materials, Energy, Chemicals, Consumer Products, Services, and Communications and Information Systems. The Tata Group is increasingly focusing on new technology areas, and has the largest footprint in the information technology and communication sector in India.

Tata Africa Holdings (Pty) Limited is the investment arm of the Tata Group of companies in South Africa. It has operations in 8 countries in Africa.

VSNL, a member of the Tata group is a leading provider of International Telecommunications Services. VSNL is India’s largest player in International Long Distance services and has a strong pan-India domestic Long Distance presence. VSNL is also a leading player in the Corporate Data Market in India today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. VSNL has a strong infrastructure base that covers multiple submarine cable systems, switching gateways, IP PoPs and earth stations.

With its recent acquisition of Tyco’s global submarine network, VSNL provides seamless connectivity across the globe to carriers and enterprises. VSNL has over 30 Points of Presence in 12 countries in North America, Europe and Asia. VSNL also has business operations in Sri Lanka and Nepal and is soon entering South Africa.

In India, VSNL is rapidly growing its retail presence under the Tata Indicom brand through its products like high-speed broadband, dial-up Internet and net telephony.

Outside of VSNL, the Tata Group is also an important access player in India, having presence in fixed, limited mobility as well as mobile access services.

Transnet / Transtel

Transnet is the custodian of port, rail and pipeline infrastructure in South Africa. The Minister of Public Enterprises controls the entire issued share capital on behalf of the Government. Transnet operates the country’s railways, ports, and pipelines, and is the dominant player in transport in Southern Africa. The major transport businesses of the Group are each dominant in the industries in which they operate. The aim currently is to transform Transnet from a diversified conglomerate into a focused freight transport and logistics provider.

Transtel is the telecommunications division of Transnet Ltd. Transtel is a full-service private telecommunications operator - the largest of its kind in the Southern Hemisphere, despite the limitations of its Private Telecommunication Network (PTN) and Value-Added Network Services (VANS) licences. Its current services cover a broader range than Telkom, the incumbent monopoly fixed-line operator, spanning both the specialist transport environment and general telecommunications.

Transtel’s networks, technical expertise, support services and countrywide presence as well as its rights-of-way, equipment buildings, high sites, depots, an international satellite teleport, and major corporate customers, can all add value to the Second National Operator. Transtel has substantial experience in network deployment, having deployed a major portion of the MTN mobile network, as well as the satellite network for the South African national lottery.

Eskom

Eskom Holdings Limited (Eskom) is a vertically integrated state owned business that generates, transmits and distributes electricity. It is a self-financing business operating on the business principles of long-term viability, customer focus, efficient use of scarce and valuable resources and continuous improvement in performance to the benefit of its customers. Its suite of 24 power stations has a total nominal capacity of 42,011 megawatts, making Eskom the largest power utility on the African continent.

Eskom generates approximately 95% of the electricity used in South Africa and more than half of the total electricity consumed on the African continent. It is the world’s eleventh largest power utility in terms of generation capacity, and the world’s seventh largest in terms of sales. For several years now, Eskom has been the lowest in terms of world industrial electricity prices. Eskom remains committed to making electricity available at the lowest possible price to all in South Africa.

The Eskom Telecommunications department, residing within the Eskom Enterprises subsidiary of Eskom Holdings, was originally created to consolidate the telecommunication business of Eskom, including the Private Telecommunications Network, which has been the exclusive provider of telecommunications services to Eskom since inception.

The SNO will benefit from access to Eskom’s substantial national telecommunications network built across its power lines.

Nexus

Nexus Connexion (“Nexus”) was formed in April 2002 for the specific purpose of being the BEE partner for the SNO. Nexus shareholders all have a specific common interest – participation in the SNO.

Nexus’ shareholding has been structured to ensure that it is as broadly based as possible. It has a constituency base that includes women’s groups, youth groups, other developmental NGOs, labour union business arms, and businesses represented by individuals and corporates. The shareholders are from all nine provinces.

Two

Two Consortium was awarded a 24.5% equity stake in SEPCO and thus an effective 12.5% stake in the SNO. Two Consortium is composed of various local South African companies involved in the telecom and ICT sectors, together with financial investors.

CommuniTel

CommuniTel was awarded a 24.5% equity stake in SEPCO and thus an effective 12.5% stake in the SNO. CommuniTel’s shareholders are Mkhonto We Sizwe Military Veterans Association (MKMVA), Telecom Namibia, Premier Contracts Agency LLC (PCA) and Gateway Communications. Telecom Namibia is one of the most successful telecommunications operators in the South African Development Community region and is the incumbent fixed line operator in Namibia. Telecom Namibia’s expertise in a wide variety of telecommunication services, as well as its experience in dealing with the unique Southern African market environment shall add considerable value to the SNO. Gateway Communications is a leading telecommunications company focused on Africa with bases in London, Gosselies (Belgium) and Johannesburg. The Company’s presence in South Africa is through its ownership of Gateway Communications (South Africa). The company operates a multi-purpose communications network linking fixed and mobile carriers in Africa with communications hubs in Western Europe and the US. Gateway Communications bring direct experience and skill in the areas of Value Added Network Services and International traffic management.

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Forward-looking and cautionary statements:

Certain words and statements in this release concerning the abovementioned companies and their prospects, and other statements relating to theses companies expected financial position, business strategy, future development of operations and the general economy in India, South Africa or Namibia are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of these companies, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding these companies present and future business strategies and the environment in which these companies will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India, South Africa, Namibia and, in particular, changes relating to the administration of these companies industry, and changes in general economic, business and credit conditions in India, South Africa and Namibia. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in these companies control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission as also the relevant filings of the other Companies. VSNL’s filings are available at www.sec.gov. . These forward-looking statements speak only as of the date of this release. All the companies mentioned above expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.